UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1	Notice of Grupo Aval Acciones y Valores S.A. General Shareholders’ Meeting to be held on September 4, 2014 and proposed distribution of profits to be considered by the General Shareholders’ Meeting

On September 4, 2014 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed the following:

1.
The Ordinary General Shareholders´ meeting of Grupo Aval will be held on September 30, 2014, at 9:00 am, at the Salón de Asambleas de Banco de Bogotá (located at Calle 36 No. 7-47, first floor – Bogotá D.C.).

2.	The following will be the proposed distribution of profits, for the six-month period ended June 30th, 2014, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD ENDING ON JUNE 30, 2014
GENERAL SHAREHOLDERS' MEETING

Net Income			920,812,573,717.21

With tax benefit		920,812,573,717.21
Without tax benefit		0.00

Plus:
Occasional reserve release at the disponsal of the General Shareholders' Meeting			3,588,944,863,695.31
With tax benefit		3,128,252,264,838.48
Without tax benefit		460,692,598,856.83

Total Income available for disposal by the General Shareholders' meeting			4,509,757,437,412.52

a) To increase the legal reserve pursuant to article 452 of the Code of Commerce		114,327,892.00	114,327,892.00
b) To distribute a cash dividend of $ 4,66 per share per month from October 2014 to March 2015, including those two months as follows:			570,578,129,048.04
Over 20,406,943,099 common and preferred outstanding shares		570,578,129,048.04

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to applicable regulations and in proportion to the paid part of the shares at the moment the dividend is due.

Note: In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of October 2014, will be paid from the fourth trading day following the date in which the General Shareholders' Assembly approves the distribution of profits, which is from October 6, 2014. In this month, dividends will be paid until October 15, 2014.

Occasional reserve at the disposal of General Shareholders' Meeting	$		3,939,064,980,472.48

Total with tax benefit		3,478,372,381,615.65
Year 2014 - First Semester-with tax benefit:	920,698,245,825.21
Acumulated - with tax benefit	2,557,674,135,790.44

Total without tax benefit		460,692,598,856.83
Year 2014 - First Semester - without tax benefit	0
Acumulated - without tax benefit	460,692,598,856.83

TOTAL			4,509,757,437,412.52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel